Exhibit 99.1

 Superior Strategic Positioning  Corporate Presentation - December 2018  ASX: PLL NASDAQ: PLLL  ABN 50 002 664 495

 Superior Strategic Positioning  Corporate Presentation - December 2018  ASX: PLL NASDAQ: PLLL  ABN 50 002 664 495

 Lithium Market Update  Demand Growth Accelerating and Supply Delays Persist

 Lithium Market Commentary   Tesla Model 3 the #1 selling car in USA  EV Demand Accelerating   Wave of new models coming to market   Cost parity has arrived  Supply Below Expectations   Producers all under-performing expectations Big 4 producing nations face challenges   China spot down in 2018 but contract prices remain high  Lithium Prices Remain Strong   Albemarle and Livent contracting at record levels  EV Market Shifting to Hydroxide   Required in high-nickel chemistry batteries Spodumene the low-cost source   Albermarle’s $1.15bb investment in Wodgina  Positive Strategic Transactions   Tianqi’s $4.1bb purchase of a 24% stake in SQM   Posco’s $280mm purchase of lithium rights from Galaxy  3

 Outstanding Lithium Demand Fundamentals  ~10%  Electric Vehicle  Penetration Rate by 2025  10%  5x  Estimated Increase in demandof Lithium by 2025  Lithium-ion Batteries Other Industrial Applications Glass & Ceramics Industries  387  317  1,047  845  633  489  189  1%  218  240 270  2017  2025  2016  2017  2018  2019  2020  2021  2022  2023  2024  2025  Electric Vehicles in Market by 20251  Lithium Demand Forecast to 2025 (000’s tonnes)2  ~53%  Demand of Lithium byLi-ion Batteries in 2017  Batteries  53%  Other  30x  Increase in Lithium SupplyRequired in 100% EV World  Lithium 2,900%  Cobalt  1,900%  Nickel  105%  Copper  22%  Glass &  Steel  -1%  Ceramics  PGM  -53%  Lithium Demand by Market 20172  1  Wall Street Consensus  2  UBS Securities 2018 Research Report  4

 Wave of New EVs Driving Lithium Demand  Tesla Outselling Audi, BMW and Mercedes Combined  25,000  Tesla Model 3 (2018)  20,000  Tesla Model 3  Tesla Model 3  15,000  Jaguar I-Pace(2018)  Tesla Model 3  Mercedes C + E + CLSBMW 3 + 4 + 5  10,000  Audi 4 + 5Lexus ES  5,000  Audi e-tron (2019)  0  Porsche Taycan (2019)  Source: CleanTechnica  5

 Lithium Prices Remain Very Strong  Reported Lithium Carbonate Prices  “…contract prices in 2021and 2025 are equal to orgreater than the 2018  sales price with  opportunities for price  increases” - Luke Kissam,  Albemarle CEO  “It’s almost impossible forme to see a meaningfuldecrease in lithium  prices” - Paul Graves, LiventCEO  $18,000  $16,000  $14,000  $12,000  $10,000  $8,000  $6,000  $4,000  Q1 Q2 Q3  2016  Q4 Q1 Q2 Q3  2017  Orocobre SQM  Q4 Q1 Q2 Q3  2018  6

 Cost Parity Has Arrived  TESLA MODEL 3  AUDI S4 / BMW 340ix  “In the entry-levelluxury market, (theModel 3) offers a  CATEGORY Luxury sport sedan  0-60 MPH 4.6 seconds  Luxury sport sedan  4.6 seconds  better product at a  lower cost ofownership…”  “…In the mainstreamsedan market, it  offers a dramaticallysuperior product at asimilar cost of  RANGE  PRICE  5-YEAR FUEL 1  1  5-YEAR MAINTENANCE  310 miles ~400 miles  Tesla Model 3  Tesla Model 3  $55,000 $55,000  $2,549 $10,194  $3,018 $9,551  ownership.” -  CleanTechnica  5-YEAR INSURANCE 1  $4,430 $4,513  TAX INCENTIVE 2  ~$11,000  $0  5-YEAR TCO 3  $65,497 / $54,497  (pre- / post- incentive)  $82,696  1. Source: Clean Technica and OEM websites  2. Reflects New Jersey - $7,500 US tax credit plus waiver of 6.625% state sales tax  3. Includes insurance, Tesla shown pre-/post-tax benefits  7

 Lithium Supply Disappointments Continue in Q3 2018  3 unplanned shutdowns; volume down 5%  Carbonate expansion delay; volume down 15%  6-month stage 2 expansion delay; volume down 36% vs. Q2  Yield Optimization Project project delay; volume down 35%  8-week delay due to late deliveries from OEM suppliers  Flotation plant delays  H2 production guidance cut 15%  8

 Big 4 Producing Nations Face Challenges  40% royalties / ‘war for water’ / active government  Hyperinflation / ‘temporary’ 8% export tax  High cost power and transport / labor shortages  Imported raw materials / 16% VAT on re-exports  Low costs and taxes / large market / critical material  9

 EV Market Shifting to Hydroxide  Fast Growth…  Hydroxide preferred for high-nickelchemistry batteries  Battery-grade hydroxide to grow from20,000tpy to 400,000tpy by 2027  …Premium Prices…  “We assume the current ~$2,000premium for hydroxide remainsconstant” - Goldman Sachs & Co.  Hydroxide Demand Carbonate Demand  400,000  300,000  200,000  100,000  -  2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027  Hydroxide Price Carbonate Price  18,000  16,000  14,000  12,000  10,000  2017 2018 2019 2020 2021 2022 2023 2024 2025  6,165  5,300  …and Low Production Costs  “Spodumene is 15% more cost-effectiveto produce lithium hydroxide than saltbrine” - McKinsey & Co.  2,000  2,100  3,500  3,000  665  Brine Spodumene  3,111  1,975  1,136  Piedmont  Processing to Lithium Hydroxide (Upper Range)  US$/tonne Costs  Processing to Lithium HydroxideProcessing to Lithium Carbonate  Concentrate Mining / Brine Harvesting  10

 Piedmont Lithium  Superior Strategic Position

 Superior Strategic Position   Conventional quarrying and processing  Hard-Rock Base   Lower risk and faster ramp vs brine or soft-rock   Integrated spodumene projects at low end of cost curve  +   Nickel-intensive cathodes require hydroxide  Hydroxide Integration   Hydroxide demand growing 35% per annum   Premium pricing vs. carbonate  +   50+ years of lithium processing in North Carolina  North Carolina, USA Location  =  Superior Strategic Position   Abundant infrastructure and deep local talent pool Low operating costs, royalties and taxes   Strategic US source of lithium hydroxide Low-risk and low-cost   First-mover position as only US spodumene project  12

 Piedmont Ideally Located in North Carolina  # 1  State for Business  Forbes 2017  0%  State Mining Royalties  23%  Corporate Tax Rate  ~100%  Historic Lithium Production  13

 North Carolina Cost Advantage  Location drives 1st  quartile cost position  NORTH CAROLINA  WESTERN AUSTRALIA  CANADA  LABOR  $42 / Hr  $63 / Hr  $65 / Hr  ELECTRICITY  6c / kWh  17c / kWh  4c / kWh  DIESEL  $0.65 / L  $1.02 / L  $0.91 / L  NATURAL GAS  $4.00 / Gj  $6.57 / Gj  $12.54 / Gj  TRANSPORTATION  $6 / T  $46 / T  $50 / T  GOVERNMENT ROYALTIES  0%  5%  0%  EFFECTIVE TAX RATE  23%  30%  33%  Source: Public filings, Primero and Company estimates  14

 World-Class Spodumene Business  + Low unit operating costs  + Royalties <1%  + Short transportation distances  + By-product credits  $900  $800  $700  $600  $500  $400  $300  $200  $100  $0  0  2023 Spodumene Concentrate Cost Curve  1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000  Cumulatative Concentrate Production (Kt/yr)  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing arefined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site  operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include 15costs associated with corporate-level administrative expenses.

 Positive Impact of By-Products  By-products were a large business forpast lithium producers in NC  Strong local markets for quartz, feldsparand mica  Imports represent large market share  due to US mine depletions  Initial offtake conversations underwaywith leading market participants  By-product Annual Volume (tpy)  Assumed Sales Price (US$/t)  Markets  Quartz  99,000  $100  Low-iron glass including solar panel cover glass, industrial ceramics  Feldspar  125,000  $75  Glass, frit, and industrial ceramics  Mica  15,500  $50  Specialty paints including automotive, filler uses, joint-compound  16

 Ultra-Low-Cost Hydroxide Producer  + Low-cost spodumene supply  + Low input costs  -  Labor  -  Electricity  -  Natural Gas  Source: Roskill, Refined production cost includes all direct and indirect operating costs related directly to the physical activity of producing a  refined lithium compounds, including feedstock costs (either from internal sources measured using the all-in sustaining cost of production (site  operating plus other costs, as defined above), refining, on-site general and administrative costs and selling expenses. It does not include 17costs associated with corporate-level administrative expenses.

 Vast Potential For Project Life Extension  Drilling the Exploration Target  Consolidating Land on the TSB  Follow-up at Central & Sunnyside  18

 2019 Catalysts Should Drive Re-Rating  2,690  • Mine Life Extension  • Land Acquisition  • Exploration Drilling  • Resource Upgrade  • Strategic Arrangements  • Concentrate Offtake  • By-Product Monetization  • Chemical Plant Partnering  • Permitting  • PFS / DFS Engineering  • Project Financing  • Final Investment Decision  2018E LCEProduction of  20,000t  Lithium Hydroxide Valuations (US$mm)  1,150  Resource of  16.6Mt @ 1.16%  in March 2015  511  391  52  PLL  KDR  NMX  ALB / MIN  LTHM  19

Indicative Development Timeline


2018
2019
2020
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Resource
Scoping Study
Pilot Plant Met Testwork
Phase 4 Drilling – Resource Upgrade
PFS
Chemical Plant Partner Discussions
DFS
Permit Submissions
Construction Decision
Mine / Concentrator Construction & Commissioning
Chemical Plant Engineering
Technical Consultants
PRIMERO
CSA
NC STATE UNIVERSITY
Industry Expansion Solutions
HDR
HAZEN
MARSHALL MILLER & ASSOCIATES
SGS

20

 Benchmarking Shows Deep Undervaluation  50,000  Annual Hydroxide Production  $500  Steady-State EBITDA (US$)  $1,750  Net Present Value (8% real) (US$)  $1,500  40,000  30,000  20,000  10,000  0  PLL ALB / MIN  $400  $300  $200  $100  $0  KDR NMX  PLL ALB / MIN KDR NMX  $1,250  $1,000  $750  $500  $250  $0  PLL ALB / MIN KDR NMX  EV / Annual Production Tonnage  EV / EBITDA  EV / NPV  $25,000  2.50  0.50  $20,000  2.00  0.40  $15,000  1.50  0.30  $10,000  1.00  0.20  $5,000  0.50  0.10  $0  0.00  0.00  PLL  ALB / MIN KDR  NMX  PLL  ALB / MIN  KDR  NMX  PLL  ALB / MIN  KDR  NMX  Annual LiOH  Steady-State  Production  Enterprise  Production  EBITDA  Net Present  Region  (Mtpy)  Mine Life Value (US$mm) Cost per Tonne  (US$mm) Value (US$mm)  Piedmont Lithium (PLL)  USA  22,700  13  $50  $3,112  $235  $888  Albemarle / MinRes JV (ALB / MIN)  WA  50,000  30  $1,150  $4,952  $452  NA  Kidman Resources (KDR)  WA  22,627  47  $383  $5,406  $208  $993  Nemaska Lithium (NMX)  CAN  32,000  33  $569  $2,811  $358  $1,800  21

 Corporate Snapshot  Piedmont Lithium Limited  Senior Management  0.25 Appointments  Name  Nasdaq  Listing  UpdatedScoping Study  Shares outstandingADRs effective  Share price2 (ASX:PLL)ADR price1,2 (Nasdaq:PLLL)  Market capitalization2  Cash (@ September 30, 2018)3  Key Shareholders 3  669.0 mm  0.20 CEO  Appointed  6.69 mm  0.15  A$0.125  0.10  US$9.23  0.05  A$83.6 mm  -  A$16.8 mm  10  5  -  Change to  Piedmont  A$16 million Placement  A$12 million Placement  Maiden Resource  ASX Share Price (A$)  Daily Volume (million)  Jul 17  Sep 17  Nov 17  Jan 18  Mar 18  May 18  Jul 18  Sep 18  Nov 18  AustralianSuper Pty Ltd  13.2%  Board of Directors  Directors  11.6%  Ian Middlemas  Australia  Chairman  Research Coverage  Keith D. Phillips  USA  CEO  Anastasios Arima  USA  Executive Director  Jeff Armstrong  USA  Director  Jorge Beristain  USA  Director  Levi Mochkin  Australia  Director  1  100 Ordinary Shares per ADR  2  As at November 30, 2018  22  3 Pro forma for 111mm share placement

 Background Materials

 Outstanding Scoping Study Results  Note: Mineral Resources of 16.2Mt @ 1.12% Li2O comprises Indicated Mineral Resources of 8.5Mt @ 1.15% Li2O and Inferred Mineral Resources  of 7.7Mt @ 1.09% Li2O.  24

 Maiden Resource on Core Property  16.2 Mt @ 1.12% Li2O   450,000 tonnes of contained LCE   Shallow open pit mine design   231 core holes in 35,300 meters of drilling   Open along strike and at depth  Mineral Resource Estimate - Piedmont Lithium Project  Li2O  Quartz  Feldspar  Mica  Category Tonnes (Mt)  Grade Tonnes Grade  (%) (t) (%)  Tonnes (Mt)  Grade  (%)  Tonnes (Mt)  Grade  (%)  Tonnes (Mt)  Indicated  8.50  1.15  98,000  30.3  2.57  43.5  3.69  4.4  0.38  Inferred  7.69  1.09  84,000  30.0  2.31  44.4  3.41  4.5  0.34  Total  16.19  1.12  182,000  30.1  4.88  43.9  7.11  4.5  0.72  25

 Strong Recovered Grade  1.60%  Resource Grade  Competitive Resource Grade…  1.12% Resource Grade  …and Positive Met Recoveries…  85% recoveries…based on benchscale tests and in line with historicalprecedent in North Carolina  …Lead to Strong Recovered Grade  Driving strong project economics  1.40%  1.20%  1.00%  0.80%  0.60%  KDR NMX PLS TAW MIN PLL GXY SAV EUR SYA AJM CRE  1.20%  Recovered Grade  1.00%  0.80%  0.60%  NMX KDR PLS PLL SAV SYA TAW AJM GXY EUR MIN CRE  26

 Benchmarking Shows Deep Undervaluation  Unit  Project  Piedmont Albemarle / Kidman Nemaska  Lithium MinRes JV Resources Lithium  Piedmont Wodgina Mt. Holland Whabouchi  Net Present Value (8% real) EV / NPV  (US$)  0.50  $1,750  Ownership %  Project Location  Resource / Reserve Mt  Resource Grade % Li20  Recoveries %  Recovered Grade % Li20  100% 50% 50% 100%  USA Australia Australia Quebec  16.2 76.0 94.5 37.0  1.12% 1.17% 1.53% 1.40%  85% 65% 75% 85%  0.95% 0.76% 1.15% 1.19%  $1,500  $1,250  $1,000  $750  $500  $250  $0  PLL ALB / KDR NMX  MIN  0.40  0.30  0.20  0.10  0.00  PLL ALB / KDR NMX  MIN  Spod Con Grade Modeled  Annual Spod Con Production  Spod Con Production Cost  Annual LiOH Production  % 6.00% 6.00% 6.20% 6.25%  tpy 170,000 416,500 182,402 213,000  US$/t $193 $296 $293 $257  tpy 22,700 50,000 22,627 32,000  Annual Hydroxide Production  50,000  40,000  30,000  EV / Annual Production Tonnage  $25,000  $20,000  $15,000  LIOH production Cost  US$/t  $3,112  $4,952  $5,406  $2,811  20,000  $10,000  Effective Royalties  %  <1.0%  5.0%  5.0%  8.7%  10,000  $5,000  Mine Life years  0  13 30 47 33  $0  PLL ALB / KDR NMX PLL ALB / KDR NMX  MIN  MIN  Spod Con Start-Up  H1 2021  H2 2019  H2 2020  H2 2019  LiOH Start-Up  H1 2023  tbd  H1 2021  H2 2020  Steady-State EBITDA (US$)  EV / EBITDA  Net Present Value (US$mm)  US$mm  $888  NA  $993  $1,800  $500  2.50  Run-Rate EBITDA (US$mm) US$mm  Market Cap (US$mm) US$mm  $235 $452 $208 $358  $49 $1,150 $364 $515  $400 2.00  $300 1.50  Enterprise Value (US$mm)  US$mm  $46  $1,150  $661  $574  $200  1.00  EV / NPV  x  0.05  NA  0.67  0.32  $100  0.50  EV / EBITDA  x  0.20  2.54  3.18  1.60  $0  0.00  PLL ALB / KDR NMX  PLL  ALB / KDR  NMX  EV / LiOH Production  $/t  $2,026  $23,000  $29,197  $17,931  MIN  MIN  27

Disclaimers

Cautionary Statements and Important Information

This presentation does not constitute or form part of any offer to sell, or solicitation of any offer to buy, any securities in the United States or any other country. This presentation may not form the basis of any contract or commitment whatsoever with any person. Distribution of this presentation may be restricted by applicable law. This presentation has been prepared by Piedmont Lithium Limited ("Piedmont") as a summary only, and does not contain all information about Piedmont's assets and liabilities, financial position and performance, profits and losses, prospects, and the rights and liabilities attaching to Piedmont's securities. Any investment in Piedmont should be considered speculative and there is no guarantee that they will make a return on capital invested, that dividends would be paid, or that there will be an increase in the value of the investment in the future. Piedmont does not purport to give financial or investment advice. No account has been taken of the objectives, financial situation or needs of any recipient of this presentation. Recipients of this presentation should carefully consider whether the securities issued by Piedmont are an appropriate investment for them in light of their personal circumstances, including their financial and taxation position.

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of securities legislation in Australia and the United States, including statements regarding exploration and development activities; plans for Piedmont's mineral projects; projections of market demand and lithium prices; statements about the timing and amount of resource declarations; and statements about the timing and ability to complete scoping studies and feasibility studies.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual events, results, performance or achievements to be materially different from events, results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk that we will be unable to commercially extract mineral deposits, that our properties may not contain expected reserves, risks and hazards inherent in the mining business (including risks inherent in developing mining projects, environmental hazards, industrial accidents, weather or geologically related conditions), uncertainty about our ability to obtain required capital to execute our business plan, our ability to hire and retain required personnel, changes in the market prices of lithium, changes in technology or the development of substitute products, the uncertainties inherent in exploratory, developmental and production activities, including risks relating to permitting and regulatory delays, uncertainties inherent in the estimation of lithium resources, risks related to competition, as well as other uncertainties and risk factors set out in filings made from time to time with the Australian Stock Exchange and the U.S. Securities and Exchange Commission, including our most recent Form 20-F. Actual events, results, performance and achievements could vary significantly from the estimates presented in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements. We disclaim any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on analyses, expectations or statements made by third parties in respect of Piedmont, its financial or operating results or its securities.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The information contained in this presentation has been prepared in accordance with the requirements of the securities laws in effect in Australia, which differ from the requirements of U.S. securities laws. The terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are Australian terms defined in accordance with the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the "JORC Code"). However, these terms are not defined in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and are normally not permitted to be used in reports and filings with the U.S. Securities and Exchange Commission ("SEC"). Accordingly, information contained herein that describes Piedmont's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. U.S. investors are urged to consider closely the disclosure in Piedmont's Form 20-F, a copy of which may be obtained from Piedmont or from the EDGAR system on the SEC's website at http://www.sec.gov/.

Competent Persons Statements

The information in this presentation that relates to Exploration Results is extracted from the Company's ASX announcements dated August 23, 2018, July 19, 2018, June 14, 2018, June 7, 2018, May 17, 2018, May 10, 2018, April 9, 2018, 4 April 2018, 15 March 2018, 1 December 2017, 2 November 2017, 27 September 2017, 23 May 2017, 3 April 2017, and 18 October 2016 which are available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Exploration Targets and Mineral Resources is extracted from the Company's ASX announcement dated June 14, 2018 which is available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Metallurgical Testwork Results is extracted from the Company's ASX announcements dated September 4, 2018 and July 17, 2018 which are available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Process Design, Process Plant Capital Costs, and Process Plant Operating Costs is extracted from the Company's ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company's website at www.piedmontlithium.com. The information in this presentation that relates to Mining Engineering and Mine Schedule is extracted from the Company's ASX announcements dated September 13, 2018 and July 19, 2018 which are available to view on the Company's website at www.piedmontlithium.com.

Piedmont confirms that: a) it is not aware of any new information or data that materially affects the information included in the original ASX announcements; b) all material assumptions and technical parameters underpinning Mineral Resources, Exploration Targets, Production Targets, and related forecast financial information derived from Production Targets included in the original ASX announcements continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons' findings are presented in this report have not been materially modified from the original ASX announcements.

Exploration Target

The Exploration Target is based on the actual results of Piedmont's previous drill programs. To determine potential tonnage and grade ranges at the deposit, Li_2O assay values and density values from drilling have been applied to the volume estimates. For the 80% of assays within pegmatite models that are above a 0.4 % Li_2O cut off, an average grade of 1.10 % Li_2O is estimated. For the 70% of assays that are above a 0.6% Li_2O cut off, an average grade of 1.20 % Li_2O is estimated. Applying these assay frequency proportions to the modelled volumes outside the Mineral Resource results in estimated volume ranges from 1.75 million cubic meters to 2 million cubic meters for spodumene bearing pegmatite with economically interesting grades. A density value of 2.71 g/cm^3 is applied to derive tonnage values. Using this methodology an Exploration Target of between 4.5 to 5.5 million tonnes at a grade of between 1.10% and 1.20% Li_2O is approximated for the Piedmont Lithium Project deposit. The potential quantity and grade of this Exploration Target is conceptual in nature, there has been insufficient exploration to estimate a Mineral Resource and it is uncertain if further exploration will result in the estimation of a Mineral Resource.

PIEDMONT LITHIUM

28

Piedmont Lithium Limited  Superior Strategic Positioning  Corporate Presentation - December 2018  Keith D. Phillips  +1 973 809 0505  kphillips@piedmontlithium.com  Head Office  28 West 44th Street |Suite 810 | New York | NY 10036 | USA Exploration Office  5706 Dallas-Cherryville Hwy. 279 | Bessemer City | NC 28016| USA Registered Office  28 The Esplanade | 9th Floor | Perth | WA 6000 | Australia www.piedmontlithium.com